UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 23, 2007

BANK OF THE CAROLINAS CORPORATION

(Exact name of registrant as specified in its charter)

North Carolina	000-52195	20-4989192
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

135 Boxwood Village Drive Mocksville, North Carolina	27028
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (336) 751-5755

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02.	Results of Operations and Financial Condition.

On July 23, 2007, we distributed a press release announcing our results of operations for the three and six months ended June 30, 2007. A copy of our press release is being furnished as Exhibit 99.1 to this Report.

Item 8.01.	Other Events.

The information under Items 2.02 and 9.01 is incorporated into this Item by reference.

Item 9.01.	Financial Statements and Exhibits.

Exhibits. The following Exhibit is being furnished with this Report.

Exhibit No.	Exhibit Description
99.1	Copy of our press release dated July 23, 2007

Disclosures About Forward Looking Statements

This Report and its exhibits contain statements relating to our financial condition, results of operations, plans, strategies, trends, results of specific activities or investments, expectations or beliefs about future events or results, and other statements that are not descriptions of historical facts. Those statements, may be forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements may be identified by terms such as “may”, “will”, “should”, “could”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “forecasts”, “potential” or “continue,” or similar terms or the negative of these terms, or other statements concerning opinions or judgments of our management about future events. Forward-looking information is inherently subject to risks and uncertainties, and actual results could differ materially from those currently anticipated due to a number of factors, which include, but are not limited to, risk factors discussed in our Annual Report on Form 10-K and in other documents we file with the Securities and Exchange Commission from time to time. Copies of those reports are available directly through the Commission’s website at www.sec.gov. Other factors that could influence the accuracy of such forward-looking statements include, but are not limited to, (a) changes in competitive pressures among depository and other financial institutions or in our ability to compete successfully against the larger financial institutions in our banking markets; (b) the financial success or changing strategies of our customers; (c) actions of government regulators, or changes in laws, regulations or accounting standards, that adversely affect our business; (d) changes in the interest rate environment and the level of market interest rates that reduce our net interest margins and/or the volumes and values of loans we make and securities we hold; (e) changes in general economic or business conditions and real estate values in our banking market (particularly changes that affect our loan portfolio, the abilities of our borrowers to repay their loans, and the values of loan collateral); and (f) our inability to successfully integrate the business of merger partners into our business without unexpected costs or difficulty, disruption, deposit attrition, or loss of revenue, or our inability to fully realize expected costs savings of any acquisition. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. All forward-looking statements attributable to us are expressly qualified in their entirety by the cautionary statements in this paragraph. We have no obligation, and do not intend, to update these forward-looking statements.

The press release attached as Exhibit 99.1 to this Report does not constitute an offer of any securities for sale. Any offer will be made only by the joint proxy statement/prospectus.

Additional Information and Where To Find It

The proposed merger of Randolph Bank & Trust Company (“Randolph”) into Bank of the Carolinas will be submitted to the shareholders of Bank of the Carolinas Corporation (“BOC”) and Randolph for their consideration and approval. BOC has filed a registration statement, a prospectus (which will be combined with Randolph’s and BOC’s joint proxy statements) and other related documents with the SEC concerning the proposed merger. The joint proxy statement/prospectus and other relevant materials, any amendments or supplements to those documents, and any other filings containing information about Randolph or BOC, contain important information. Randolph’s and BOC’s shareholders are urged to read those documents when they become available and before making any voting or investment decision with respect to the proposed merger. You will be able to obtain a free copy of the joint proxy statement/prospectus and any other documents filed by BOC with the SEC at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement and other reports Randolph files with the FDIC will be available for inspection at the offices of the FDIC’s Accounting and Securities Disclosure Section located at Room F-6043, 550 17th Street, N.W., Washington, DC 20429. You also may obtain copies of Randolph’s reports by calling the FDIC’s Accounting and Securities Disclosure Section at (202) 898-8913, by facsimile at (202) 898-8505, or by email at mfields@fdic.gov. In addition, you may obtain copies of the joint proxy statement/prospectus and any other documents filed with the SEC by BOC, without charge, by directing a request to the President, Bank of the Carolinas Corporation, 135 Boxwood Village, Mocksville, N.C. 27028-2941 or P.O. Box 129, Mocksville, N.C. 27028-0129, telephone (336) 751-5755. You may obtain copies of any documents filed with the FDIC by Randolph, without charge, by directing a request to the President, Randolph Bank & Trust Company, 175 N. Fayetteville Street, Asheboro, N.C. 27203-5513, or P.O. Box 1888, Asheboro, N.C. 27204-1888, telephone (336) 625-1000.

This press release does not constitute an offer of any securities for sale. Any offer will be made only by the joint proxy statement/prospectus.

Participants in the Solicitation

BOC and Randolph, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the shareholders of BOC and Randolph in favor of the proposed merger. Information about BOC’s directors and executive officers and their ownership of BOC’s capital stock will be contained in the proxy statement that will be distributed by BOC in connection with the merger, which will be filed with the SEC. Information about Randolph’s directors and executive officers and their ownership of Randolph’s capital stock will be contained in the proxy statement that will be distributed by Randolph in connection with its 2007 annual meeting of shareholders and the merger, which will be filed with the FDIC. Additional information regarding the interests of those participants in the proposed merger may be obtained by reading the joint proxy statement/prospectus regarding the merger when it becomes available. You may obtain free copies of those documents when they become available as described above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, we have duly caused this Report to be signed on our behalf by the undersigned thereunto duly authorized.

BANK OF THE CAROLINAS CORPORATION
(Registrant)

Date: July 23, 2007	By:	/s/ Eric E. Rhodes
Eric E. Rhodes
Chief Financial Officer